

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
July 15, 2014

<u>Via E-Mail</u>
Mr. John Goodhew
Chief Executive Officer
Bespoke Tricycles, Inc.
145-147 St. John Street
London, United Kingdom EC1V 4PW

> Re: **Bespoke Tricycles, Inc.**
> **Form 10-Q for the quarter ended April 30, 2014**
> **Filed June 23, 2014**
> **File No. 000-55008**

Dear Mr. Goodhew:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Lyn Shenk for

                                    Linda Cvrkel
                                    Branch Chief